

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Jeffrey R. Vetter
Partner
Gunderson Dettmer Stough Villeneuve Frnaklin & Hachigian, LLP
590 Alberton Street
Redwood City, CA 94063

  Re: Theravance Biopharma, Inc.
    Schedule TO-I filed September 28, 2022
    Schedule TO-C filed September 19, 2022
    SEC File No. 5-88552

Dear Mr. Vetter:

  We have conducted a limited review of the filings listed above. The scope of our review was limited to the issues raised in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filings.

Schedule TO-I filed September 28, 2022

Summary Term Sheet - Other Repurchases, page 6

1. We note the disclosure here that the Company entered into a share repurchase agreement with GSK Finance on September 16, 2022. 9,644,807 shares were repurchased from GSK Finance on September 20, 2022, after the announcement of this tender offer on September 19, 2022. Rule 14e-5 prohibits purchases of subject securities outside of a tender offer from the date of announcement of the offer. Please explain how the share repurchase from GSK Finance was appropriate under Rule 14e-5.

2. We further note the disclosure here that the Company's Board of Directors has authorized the Company to repurchase before the end of 2023 up to $60 million in shares via an open market purchase plan. Such plan, together with the shares repurchased from GSK Finance and cancelled by the Company, will encompass 20.5% of the outstanding ordinary shares. In addition, if fully subscribed and if shares are purchased at the low end of the range in

this modified Dutch auction, the Company will repurchase an additional 14.5% of shares through the offer. Given that up to 35% of the ordinary shares may be repurchased in the next year, provide an analysis as to why the offer should not be deemed the first step in a going private transaction. See Rule 13e-3.

3.   See our comments above. Given that this is a partial offer that, in combination with other contemporaneously-announced buybacks, will result in a significant reduction in the ordinary shares outstanding, explain why you have not included the financial statements required by Item 1010(a) and (b) of Regulation M-A and Item 10 of Schedule TO.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions